EXHIBIT 99.1

SilverCrest Securityholders Approve Transaction with Coeur Mining

TSX: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC – February 6, 2025 – SilverCrest Metals Inc. (“SilverCrest” or the “Company”) announces that the Company’s securityholders have approved the plan of arrangement (the “Arrangement”) with Coeur Mining, Inc. (“Coeur”), whereby Coeur will indirectly, among other things, acquire all of the issued and outstanding SilverCrest shares. The vote was passed at SilverCrest’s special meeting of securityholders (the “Meeting”) held earlier today.

The Arrangement was approved by (i) 99.32% of the votes cast by shareholders present in person or represented by proxy and entitled to vote at the Meeting, (ii) 99.34% of the votes cast by shareholders and optionholders, voting together as a single class, present in person or represented by proxy and entitled to vote at the Meeting, and (iii) 99.31% of the votes cast by shareholders present in person or represented by proxy and entitled to vote at the Meeting, excluding the votes cast by such shareholders that were required to be excluded pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions. The report of voting results will be available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

The closing of the transaction is expected to occur on or about February 14, 2025 subject to the satisfaction or waiver of the remaining customary closing conditions, including receipt of the approval of the Supreme Court of British Columbia.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals producer headquartered in Vancouver, BC.  The Company’s principal focus is its Las Chispas Operation in Sonora, Mexico. SilverCrest has an ongoing initiative to increase its asset base by expanding current resources and reserves, acquiring, discovering, and developing high value precious metals projects and ultimately operating multiple silver-gold mines in the Americas.  The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

Forward-Looking Statements

This news release contains “forward-looking statements” and “forward-looking information” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation. The words “potential”, “expected” and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. These include, without limitation, statements with respect to: SilverCrest and the combined company’s plans and expectations with respect to the proposed Arrangement and the anticipated impact of the proposed Arrangement on the combined company’s results of operations, financial position, growth opportunities and competitive position, the receipt of required approvals, and the expected timing of completion of the Arrangement.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, the risk that any other condition to closing of the Arrangement may not be satisfied; the risk that the closing of the Arrangement might be delayed or not occur at all; the risk that the either Coeur or SilverCrest may terminate the Arrangement Agreement and either Coeur or SilverCrest is required to pay a termination fee to the other party; potential adverse reactions or changes to business or employee relationships of Coeur or SilverCrest, including those resulting from the announcement or completion of the Arrangement; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Coeur and SilverCrest; the effects of the business combination of Coeur and SilverCrest, including the combined company’s future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; the risk that Coeur or SilverCrest may not receive the required stock exchange and regulatory approvals of the Arrangement; the expected listing of consideration shares on the NYSE; the risk of any litigation relating to the proposed Arrangement; the risk of changes in governmental regulations or enforcement practices; the effects of commodity prices, life of mine estimates; the timing and amount of estimated future production; the risks of mining activities; and the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the Arrangement. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for the combined company’s operations, gold and silver market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.

Additional factors that could cause results to differ materially from those described above can be found in SilverCrest’s management information circular in connection with the Meeting and SilverCrest’s annual information form for the year ended December 31, 2023, which are filed with the SEC and on SEDAR+ and available from SilverCrest’s website at www.silvercrestmetals.com under the “Investors” tab, and in other documents SilverCrest files with the SEC or on SEDAR+. All forward-looking statements speak only as of the date they are made and are based on information available at that time. SilverCrest does not assume any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by applicable securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

For Further Information: SilverCrest Metals Inc.
Contact: Telephone: Fax: Toll Free: Email: Website:

Lindsay Bahadir, Senior Manager, Investor Relations and Organizational Effectiveness

+1 (604) 694-1730

+1 (604) 357-1313

1-866-691-1730 (Canada & USA)

info@silvercrestmetals.com

www.silvercrestmetals.com

570 Granville Street, Suite 501 Vancouver, British Columbia V6C 3P1